SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Gama Computer Corporation
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   364598 10 2
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                                 (CUSIP Number)

                                  Andrew Hromyk
                          Suite 215 - 2438 Marine Drive
                    West Vancouver, British Columbia V7V 1L2
                                 (604) 925-9910
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.     364598 10 2

________________________________________________________________________________
1)   Names of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (entities only):

     Andrew Hromyk

________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
________________________________________________________________________________

3)   SEC  Use  Only

________________________________________________________________________________

4)   Sources  of  Funds  (See  Instructions):     PF

________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________________

6)   Citizenship  or  Place  of  Organization:

     Canada
________________________________________________________________________________
               7    Sole Voting Power
                                        87,500
  Number of

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                                          -0-
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting                             87,500

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                                         -0-

________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     87,500
________________________________________________________________________________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row  (11):

         1.0%
________________________________________________________________________________
14)  Type  of  Reporting  Person  (See  Instructions):   IN

________________________________________________________________________________

Item 1.   Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of Gama Computer Corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at 25422 Trabuco Road 105-Y, Lake Forest, CA 92630.

Item 2.  Identity and Background

         This statement is filed by Andrew Hromyk, businessman, whose business address is Suite 215 - 2438 Marine Drive, West Vancouver, British Columbia V7V 1L2.

         During the last five (5) years, Andrew Hromyk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, Andrew Hromyk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Effective October 1, 2001 Andrew Hromyk resigned as an Officer of the Company and returned 6,400,000 shares to Treasury pursuant to an Agreement and Plan of Merger dated September 24, 2001 among the Issuer, The Bluebook International, Inc., a Nevada corporation ("Bluebook International"), Bluebook Acquisitions Corp., a Nevada corporation ("Acquisitions"), Mark A. Josipovich, Daniel T. Josipovich, Daniel E. Josipovich, Dorothy E. Josipovich, and Andrew Hromyk. Subsequently on October 22, 2001 Andrew Hromyk resigned as a Director of the Company.

Item 4.  Purpose of Transaction

         The purpose of the transaction was as follows: (i) Issuer acquiring ownership of Bluebook International, (ii) Bluebook International merging into Acquisitions, a wholly-owned subsidiary of Issuer, (iii) Acquisitions carrying on the business of Bluebook International, (iv) Andrew Hromyk resigning as Officer and Director of Issuer, (v) and replacement Director and Officers of the Issuer appointed.

         Andrew Hromyk has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D

Item 5.  Interest in Securities of the Issuer

         As of October 1, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

         The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

         No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

     A. Agreement and Plan of Merger, dated September 24, 2001, among Issuer, The Bluebook International, Acquisitions, Mark A. Josipovich, Daniel
          T. Josipovich, Daniel E. Josipovich, Dorothy E. Josipovich and Andrew Hromyk. **


** previously filed as an Exhibit to the Company's Current Report on Form 8-K dated October 16, 2001

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2001


/s/  Andrew Hromyk
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Andrew Hromyk